July 26, 2019

Nathan J. Mazurek
Chief Executive Officer
Pioneer Power Solutions, Inc.
400 Kelby Street, 12th Floor
Fort Lee, New Jersey 07024

       Re: Pioneer Power Solutions, Inc.
           Preliminary Merger Information Statement on Schedule 14C Filed July 3, 2019
           File No. 001-35212

Dear Mr. Mazurek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Rick A. Werner, Esq.